▼ FOLD AND DETACH HERE AND READ THE REVERSE SIDE ▼

Please mark
your vote
like this



1. ELECTION OF DIRECTORS.

Nominee: ARTHUR BARCHENKO, NATALIE BARCHENKO, GENE RABOIS, HENRY J. SCHWEITER, EDWARD SNOW, STEPHEN ROSSETTI, AND DAVID J. FRIEDMAN.

(Mark only one of the following boxes.)

☐   For all nominees except:_____

☐   VOTE WITHHELD from all nominees.

	FOR	AGAINST	ABSTAIN
2. PROPOSAL TO RATIFY THE APPOINTMENT OF DEMETRIUS & COMPANY, LLC., AS THE COMPANY'S INDEPENDENT PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING JUNE 30, 2007.	☐	☐	☐
	FOR	AGAINST	ABSTAIN
3. PROPOSAL TO APPROVE THE ADOPTION OF THE COMPANY'S 2006 EQUITY INCENTIVE PLAN.	☐	☐	☐

In their discretion, upon any other business that may properly come before the meeting or any adjournment thereof.

IF NO CHOICE IS SPECIFIED, THE PERSONS NAMED AS PROXIES INTEND TO VOTE FOR THE ELECTION OF THE NAMED NOMINEES AND FOR ALL OF THE OTHER PROPOSED ACTIONS.

COMPANY ID:

PROXY NUMBER:

ACCOUNT NUMBER:

Signature:_____ **Print Name:**_____ **Date:**_____, **2006**

IMPORTANT: Please sign exactly as your name or names are printed here. Executors, administrators, trustees and other persons signing in a representative capacity should give full title.

▼ **FOLD AND DETACH HERE AND READ THE REVERSE SIDE** ▼

PROXY

ELECTRONIC CONTROL SECURITY, INC.

PROXY SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF THE COMPANY FOR THE ANNUAL MEETING OF STOCKHOLDERS

December 8, 2006

The undersigned hereby constitutes and appoints each of ARTHUR BARCHENKO and GENE RABOIS with full power of substitution, attorney and proxy to represent and to vote all shares of Common Stock and Series A Convertible Preferred Stock of ELECTRONIC CONTROL SECURITY, INC. (the "Company") that the undersigned would be entitled to vote, with all powers the undersigned would possess if personally present, at the Annual Meeting of Stockholders of the Company, to be held on December 8, 2006, and at any adjournment thereof, on the matters set forth below and on the reverse side and such other matters as may properly come before the meeting.

(Continued and to be signed and dated on the reverse side)